May 19, 2010

MEMORANDUM

TO:	Division of Corporation Finance
Securities and Exchange Commission

FROM:	The Babcock & Wilcox Company

RE:	Registration Statement on Form 10
(File No. 001-34658)
Response to Staff Comments

Set forth below are responses from The Babcock & Wilcox Company (the “Company,” “we” or “us”) to the comments (the “Comments”) of the staff (the “Staff”) of the United States Securities and Exchange Commission (the “SEC”), dated May 14, 2010, concerning the Company’s Registration Statement on Form 10 filed on March 12, 2010 and Amendment No. 1 to the Registration Statement on Form 10 filed on April 23, 2010 (“Amendment No. 1”).

Amendment No. 2 to the Registration Statement on Form 10 (“Amendment No. 2”) is being electronically transmitted for filing under the Securities Exchange Act of 1934 (the “Exchange Act”). Amendment No. 2 reflects revisions made to Amendment No. 1, including revisions made in response to the Comments.

For your convenience, the responses set forth below have been put in the same order as the Comments were presented and repeat each Comment prior to the response. The Comments are highlighted in bold. All pages referenced in the responses set forth below refer to the pages of Amendment No. 2. We have sent to your attention three hard copies of Amendment No. 2 (clean and marked).

The Spin-Off, page 37

Reasons for the Spin-Off, page 37

Comment 1.

Please disclose the first sentence of your response to comment 5.

Response 1.

We have added the requested disclosure on page 40 of Amendment No. 2.

Treatment of Fractional Shares, page 42

Comment 2.

We note you added disclosure in response to comment 7. Please disclose when McDermott would not pay broker selling expenses and how instead those fees are to be paid.

Response 2.

We have revised the disclosures on page 42 to reflect that McDermott will pay all such broker selling expenses.

Management’s Discussion and Analysis . . ., page 57

Overview – Government Operations, page 58

Comment 3.

Regarding your disclosure in response to comment 15, please disclose the nature of the two incidents you refer to in the second sentence of the third paragraph of this section.

Response 3.

We have disclosed the nature of the two incidents on pages 21, 59, 66 and F-42 of Amendment No.2.

Comment 4.

Please note that we may have further comments after you revise your disclosure in response to prior comment 16, as well as prior comments 27, 39, and 40.

Response 4.

We acknowledge the Staff’s comment. Please see pages 59, 66, 73, 111, 112, 114, 115, 116 and 117 and exhibits 10.16 and 10.17, which include updated and expanded disclosure that we believe is fully responsive to prior comments.

The Babcock & Wilcox Operations of McDermott International, Inc. (Combined), page 62

Comment 5.

We note your response to prior comment 20; however, we do not see where you have provided a discussion of combined results of operations for each line item presented in the combined statements of income on page F-4. Please revise.

Response 5.

We have further expanded our results of operations discussions on pages 64-71 to discuss each significant line item variance in the period-to-period comparisons. We have followed this expanded approach in the discussion of the interim results of operations that we have added in Amendment No. 2 on pages 64-66.

Power Generation Systems, page 63

Comment 6.

We reference prior comments 22 and we note the additional detail you provided in the revised disclosure. Please revise the disclosure to further disclose why revenues and segment operating income decreased substantially over the prior period. For example, you state that revenue decreased because of lower orders booked in 2008; however you do not state why orders booked in 2008 decreased. In addition, you state that decreases in fabrication, repair and retrofit of existing facilities operations was attributable to a reduction in revenues associated with utility power plant enhancements but do not disclose why revenues associated with utility power plant enhancement projects decreased.

Response 6.

We have expanded the results of operations disclosure on page 68 of Amendment No. 2 to provide explanations of the period-to-period variances in revenues and operating income.

Comment 7.

As a related matter, the disclosure in response to prior comment 23 primarily refers back to the discussion of revenues. As requested in the prior comment, please revise to also provide disclosure about the reasons for decreases in margins and volumes.

Response 7.

We have revised the disclosure on pages 68 and 69 to include discussions of the reasons for the decreases in margins and volumes.

Contractual Obligations, page 72

Comment 8.

We note your response to prior comment 30 that the borrowings on the short-term line of credit are excluded from the table because there is no fixed contractual period for repayment of this amount. We also note that the debt is described as “short-term” and appears to be included in current liabilities. Please revise to disclose in a footnote to the contractual obligations table and in footnote 6 in the consolidated financial statements the repayment provisions and other relevant terms of the debt to allow readers a full understanding of your future liquidity requirements.

Response 8.

We have revised the disclosure on pages 77 and F-26 to disclose in a footnote to the contractual obligations table and in footnote 6 in the consolidated financial statements the repayment provisions and other relevant terms of the debt.

Agreements Between McDermott and Us, page 95

Comment 9.

We note your response to comment 38 and reissue our comment. It is unclear how your Information Statement will provide all material information to your shareholders given the possibility that you may not receive all required consents by the spin-off date.

Response 9.

We have added disclosure on page 106 of Amendment No.2 to the effect that, based on the third-party consents and approvals received to date, we do not anticipate that any “savings clause” provisions will need to be relied on for any material item. For the information of the Staff, the only remaining items in the nature of material approvals/consents that are conditions to the spin-off are the SEC’s effectiveness order with respect to the Form 10 and receipt of the final private letter ruling requested from the IRS. We disclose both of those on page 45 of Amendment No.2 under the caption “The Spin-Off–Spin-off Conditions and Termination.” The spin-off will not be completed, and the information statement will not be mailed to shareholders, unless and until both of those are received. We are also awaiting another U.S. Government agency approval on an administrative matter, which we expect to have in hand in June 2010.

Executive Compensation, page 114

Defining Market Range . . ., page 113

Comment 10.

Please disclose the substance of the last two sentences of your response to comment 45. In addition, identify the company that was also a component in the other peer groups and how this affected the results of those peer groups.

Response 10.

We have added the disclosure requested in the first sentence of the comment on page 124 of Amendment No. 2. The Staff has also requested that we identify how the component companies that are common to the Custom Peer Group and the other peer groups affected the results of those other groups. However, based on Instruction 1 to Regulation S-K Item 402(b), we understand that the purpose of the Compensation Discussion and Analysis is to provide “investors material information that is necessary to an understanding of the registrant’s compensation policies and decisions regarding the named executive officers.” As we note on page 124 of Amendment No. 2, the Custom Peer Group had no effect on the market range of compensation and, as a result, describing the affect of any component company of the Custom Peer Group on the market range compensation results of either the Corporate Group or the Babcock & Wilcox Group would not provide material information necessary to an understanding of our compensation policies and decisions. Accordingly, we do not believe disclosure on this point is required under Regulation S-K Item 402(b).

Combined Financial Statements

Comment 11.

We see from page 85 that you acquired the electrostatic precipitator aftermarket and emissions monitoring business units of GE Energy in April 2010. Please tell us how you considered that this acquisition should be disclosed as a subsequent event. Refer to FASB ASC 855-10-25-4.

Response 11.

We did not consider the acquisition of the GE Energy business units for $22 million to be material to our financial statements. Therefore, it was not disclosed as a subsequent event. Our evaluation was based on the definition of “significant subsidiary” in Rule 1-02(w) of Regulation S-X. The purchase price was less than 1% of our total assets at December 31, 2009.

Note 2. Business Combinations, page F-18

Instrumentacion y Mantenimiento de Calderas, S.A., page F-18

Comment 12.

Please revise to disclose that you are accounting for the acquisition of “certain assets” of Instrumentacion y Mantenimiento de Calderas, S.A as a business combination, similar to your response to prior comment 59.

Response 12.

We have added the requested disclosure on page F-18 of Amendment No. 2. We have also added similar disclosure with respect to the Götaverken acquisition on page F-64 of Amendment No.2.

Note 9. Commitments and Contingencies, page F-41

Comment 13.

We reference the disclosure that B&W PGG settled approximately 245 personal injury and wrongful death claims, as well as approximately 125 property damage claims and that you are currently pursuing recovery of these amounts in a lawsuit against American Nuclear Insurers (ANI). Please revise to disclose the timing and dollar amount of the settlement payments. Additionally, disclose how the settlements were recorded in your financial statements. Tell us why you believe you will recover these amounts from ANI.

Response 13.

We have revised the disclosure to include the requested information. We believe we will ultimately recover these amounts from ANI because the settled Hall claims are within the scope of coverage afforded under the insurance policies issued by ANI and the settlement was approved by the United States District Court for the Western District of Pennsylvania in the Hall action as a good faith, fair and reasonable compromise of disputed claims in light of the litigation risk and potential exposure. However, due to the ongoing litigation, we have not recorded the anticipated recovery in our financial statements as we do not believe it qualifies for recognition under FASB ASC 450-30-05.

Note 14. Segment Reporting, page F-50

Comment 14.

We reissue prior comment 66. We note that your response does not state that the measure, “segment operating income” is used by your chief operating decision maker for decision making purposes. If this measure is not provided to your chief operating decision maker, please tell us why it is provided in the footnote disclosure and how this presentation complies with FASB ASC 280-10-50-28.

Response 14.

We have revised our segment disclosures to display one measure of operating income used by our Chief Operating Decision Maker.

Comment 15.

As a related matter, please clarify how your reconciliation complies with FASB ASC 280-10-50-30b. Under that guidance, you should reconcile the total of the reportable segments’ measures of profit or loss to consolidated income before income taxes, extraordinary items, and discontinued operations. Please also refer to FASB ASC 280-10-55-49 through 55-50. Please revise to include a reconciliation that is similar to your response to prior comment 67.

Response 15.

We have added the requested reconciliation to our segment table disclosures on pages F-51 and F-69 of Amendment No.2.

Acknowledgements

The Company hereby acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the Form 10, as amended;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the SEC from taking any action with respect to the Form 10, as amended; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the SEC or any person under the federal securities laws of the United States.

We believe that the information contained in this letter, together with the revised disclosures in Amendment No. 2, is responsive to the Comments. In addition to reflecting the responses to the Comments described above, Amendment No. 2 includes other changes that are intended to update, clarify or render more complete the information contained therein.

Please call Ted W. Paris or James H. Mayor of Baker Botts L.L.P. at (713) 229-1838 or (713) 229-1749, respectively, if you have any questions regarding this submission.